FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for April 2019

On a YoY basis, passenger traffic increased 4.0% in Mexico, 8.2% in Puerto Rico and 10.1% in Colombia

Mexico City, May 6, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for April 2019 increased 5.8% when compared to April 2018. Passenger traffic rose 4.0% in Mexico, 8.2% in Puerto Rico and 10.1% in Colombia.

This announcement reflects comparisons between April 1 through April 30, 2019 and 2018, as well as accumulated figures through April 30 for 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia. During 2019, the impact of Holy Week on passenger traffic in Mexico began on April 12, while in 2018 it began on March 23.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	April		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,874,891	2,991,010	4.0	11,396,807	11,714,239	2.8
Domestic Traffic	1,287,135	1,400,277	8.8	4,746,093	5,011,038	5.6
International Traffic	1,587,756	1,590,733	0.2	6,650,714	6,703,201	0.8
San Juan, Puerto Rico	695,954	752,910	8.2	2,554,252	3,053,418	19.5
Domestic Traffic	624,998	670,608	7.3	2,307,955	2,743,433	18.9
International Traffic	70,956	82,302	16.0	246,297	309,985	25.9
Colombia	808,387	890,196	10.1	3,193,213	3,636,233	13.9
Domestic Traffic	686,535	755,273	10.0	2,698,652	3,100,045	14.9
International Traffic	121,852	134,923	10.7	494,561	536,188	8.4
Total Traffic	4,379,232	4,634,116	5.8	17,144,272	18,403,890	7.3
Domestic Traffic	2,598,668	2,826,158	8.8	9,752,700	10,854,516	11.3
International Traffic	1,780,564	1,807,958	1.5	7,391,572	7,549,374	2.1

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Mexico Passenger Traffic
		April		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,287,135	1,400,277	8.8	4,746,093	5,011,038	5.6
CUN	Cancun	705,655	745,015	5.6	2,534,913	2,644,198	4.3
CZM	Cozumel	12,858	18,619	44.8	49,113	58,607	19.3
HUX	Huatulco	55,544	66,842	20.3	217,177	234,406	7.9
MID	Merida	184,180	220,063	19.5	693,241	790,747	14.1
MTT	Minatitlan	17,211	12,209	(29.1)	60,873	46,044	(24.4)
OAX	Oaxaca	64,369	82,680	28.4	274,256	302,273	10.2
TAP	Tapachula	24,935	33,333	33.7	94,929	119,014	25.4
VER	Veracruz	121,442	117,719	(3.1)	440,398	433,081	(1.7)
VSA	Villahermosa	100,941	103,797	2.8	381,193	382,668	0.4
International Traffic		1,587,756	1,590,733	0.2	6,650,714	6,703,201	0.8
CUN	Cancun	1,506,275	1,507,701	0.1	6,222,218	6,267,922	0.7
CZM	Cozumel	32,822	34,133	4.0	174,281	182,792	4.9
HUX	Huatulco	12,239	12,191	(0.4)	96,553	94,803	(1.8)
MID	Merida	18,677	17,059	(8.7)	82,011	76,633	(6.6)
MTT	Minatitlan	611	602	(1.5)	2,182	2,376	8.9
OAX	Oaxaca	7,017	10,995	56.7	34,398	46,850	36.2
TAP	Tapachula	1,615	1,104	(31.6)	5,910	4,242	(28.2)
VER	Veracruz	5,481	5,192	(5.3)	21,023	21,157	0.6
VSA	Villahermosa	3,019	1,756	(41.8)	12,138	6,426	(47.1)
Traffic Total Mexico		2,874,891	2,991,010	4.0	11,396,807	11,714,239	2.8
CUN	Cancun	2,211,930	2,252,716	1.8	8,757,131	8,912,120	1.8
CZM	Cozumel	45,680	52,752	15.5	223,394	241,399	8.1
HUX	Huatulco	67,783	79,033	16.6	313,730	329,209	4.9
MID	Merida	202,857	237,122	16.9	775,252	867,380	11.9
MTT	Minatitlan	17,822	12,811	(28.1)	63,055	48,420	(23.2)
OAX	Oaxaca	71,386	93,675	31.2	308,654	349,123	13.1
TAP	Tapachula	26,550	34,437	29.7	100,839	123,256	22.2
VER	Veracruz	126,923	122,911	(3.2)	461,421	454,238	(1.6)
VSA	Villahermosa	103,960	105,553	1.5	393,331	389,094	(1.1)

Passenger Traffic, San Juan Airport (LMM)
		April		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		695,954	752,910	8.2	2,554,252	3,053,418	19.5
Domestic Traffic		624,998	670,608	7.3	2,307,955	2,743,433	18.9
International Traffic		70,956	82,302	16.0	246,297	309,985	25.9

Colombia Passenger Traffic Airplan
		April		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		686,535	755,273	10.0	2,698,652	3,100,045	14.9
MDE	Rionegro	483,700	545,993	12.9	1,885,937	2,238,580	18.7
EOH	Medellin	80,988	77,238	(4.6)	330,927	334,797	1.2
MTR	Monteria	70,046	78,140	11.6	278,810	312,251	12.0
APO	Carepa	16,963	16,649	(1.9)	61,883	66,088	6.8
UIB	Quibdo	28,282	30,149	6.6	113,769	117,214	3.0
CZU	Corozal	6,556	7,104	8.4	27,326	31,115	13.9
International Traffic		121,852	134,923	10.7	494,561	536,188	8.4
MDE	Rionegro	121,852	134,923	10.7	494,561	536,188	8.4
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		808,387	890,196	10.1	3,193,213	3,636,233	13.9
MDE	Rionegro	605,552	680,916	12.4	2,380,498	2,774,768	16.6
EOH	Medellin	80,988	77,238	(4.6)	330,927	334,797	1.2
MTR	Monteria	70,046	78,140	11.6	278,810	312,251	12.0
APO	Carepa	16,963	16,649	(1.9)	61,883	66,088	6.8
UIB	Quibdo	28,282	30,149	6.6	113,769	117,214	3.0
CZU	Corozal	6,556	7,104	8.4	27,326	31,115	13.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

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